SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13E-3 (Rule 13e-100) TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
(Amendment No. 2)
The Monarch Cement Company
(Name of the Issuer and Name of Person Filing Statement)
Capital Stock, $2.50 par value per share Class B Capital Stock, $2.50 par value per share
(Title of Class of Securities) 609031109 609031208
(CUSIP Number of Class of Securities) Walter H. Wulf, Jr. President and Chairman of the Board The Monarch Cement Company P.O. Box 1000 Humboldt, KS 66748-0900
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
James W. Allen
Stinson Leonard Street LLP
1201 Walnut Street, Suite 2900
Kansas City, MO 64106
(816) 842-8600

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ]	The filing of a registration statement under the Securities Act of 1933.

c.	[ ]	A tender offer.

d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [  ]

CALCULATION OF FILING FEE
Transaction Valuation (*)	Amount of Filing Fee (**)
$2,995,800	$599.16

(*)
Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 60,693 shares of Capital Stock and approximately 39,167 shares of Class B Capital Stock, in each case, for $30.00 per share in cash in lieu of issuing fractional shares to holders of less than 600 shares of the applicable class of stock immediately before the proposed reverse stock split.

(**)	The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $2,995,800 by 0.0002.

[ X ]
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $599.16

Form or Registration No.: Schedule 13E-3 (File No. 005-13114)

Filing Party: The Monarch Cement Company

Date Filed: August 29, 2014

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") of The Monarch Cement Company, a Kansas corporation (the "Company") is being filed by the Company on October 29, 2014, in connection with a proposed transaction to terminate the registration of shares of its Capital Stock, $2.50 par value per share (the "Capital Stock"), and Class B capital stock, par value $2.50 per share (the "Class B Capital Stock" and, together with the Capital Stock, the "Stock"), under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  At a special meeting of stockholders, the Company's stockholders of record will vote on:

(1)
a proposal to approve, subject to final action by the Company's Board of Directors, an amendment to the Company's Articles of Incorporation, whereby the Company will effect a 1-for-600 reverse stock split of its Capital Stock and Class B Capital Stock and as a result of which each stockholder owning of record fewer than 600 shares of either class of Stock before the reverse stock split will have the shares of such class cancelled and converted into the right to receive a cash payment for each share of such class held of record prior to the reverse stock split in lieu of receiving a fractional post-reverse stock split share of such class; and

(2)
a proposal to approve, subject to stockholder approval of proposal 1 above and final action by the Company's Board of Directors, an amendment to the Company's Articles of Incorporation to take effect immediately following the reverse stock split, whereby the Company will effect a 600-for-1 forward stock split of each one issued and outstanding share of its Capital Stock and Class B Capital Stock (and including each fractional share of such class in excess of one share).

This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC') concurrently with the filing of the Company's definitive proxy statement under cover of Schedule 14A (the "Proxy Statement") pursuant to Regulation 14A under the Exchange Act.  The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement.  Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	SUMMARY TERM SHEET

•	QUESTIONS AND ANSWERS ABOUT THE REVERSE/FORWARD STOCK SPLIT AND THE SPECIAL MEETING

Item 2.	Subject Company Information

(a)
Name and Address.  The name of the subject company is The Monarch Cement Company, a Kansas corporation.  The Company's principal executive offices are located at 449 1200 Street, P. O. Box 1000, Humboldt, Kansas 66748.  The Company's telephone number at that address is (620) 473-2222.  See also the information set forth in the Proxy Statement under the following caption, which is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Name and Address

(b)	Securities. The subject classes of equity securities to which this Schedule 13E-3 relates are:

(i)	the Company's Capital Stock, $2.50 par value per share, of which 2,599,801 shares were outstanding as of October 20, 2014; and

(ii)	the Company's Class B Capital Stock, $2.50 par value per share, of which 1,364,114 shares were outstanding as of October 20, 2014.

See also the information set forth in the Proxy Statement under the following caption, which is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Market Price of Capital Stock; Dividends

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Market Price of Capital Stock; Dividends

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Market Price of Capital Stock; Dividends

(e)	Prior Public Offerings. Not applicable. See also the information set forth in the Proxy Statement under the following caption, which is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Prior Public Offerings

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Stock Purchases

Item 3.	Identity and Background of Filing Person

(a)	Name and Address. The filing person, the Company, is also the subject company. The name, business address and business telephone number of the Company is provided in Item 2(a) above.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Name and Address

●	INFORMATION ABOUT THE COMPANY — Certain Information Concerning the Company, the Company's Directors and Executive Officers

(b)	Business and Background of Entities. Not applicable.

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Certain Information Concerning the Company, the Company's Directors and Executive Officers

Item 4.	Terms of the Transaction

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Purposes of and Reasons for the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Effects of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Sources of Funds and Expenses

●	SPECIAL FACTORS — Stockholder Approval

●	SPECIAL FACTORS — Effective Date

●	SPECIAL FACTORS — Termination of the Reverse/Forward Stock Split

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Effects of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — No Appraisal or Dissenters' Rights

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split — Procedural Fairness

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Transactions between the Company and Executive Officers and Directors of the Company

(b)	Significant Corporate Events. None.

(c)	Negotiations or Contacts. None.

(e)	Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Stock Purchases

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	SPECIAL FACTORS — Effective Date

(c)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Purposes of and Reasons for the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Background of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Effects of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Conduct of Our Business After the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Effective Date

Item 7.	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Purposes of and Reasons for the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Background of the Reverse/Forward Stock Split

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Background of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Alternatives Considered

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Purposes of and Reasons for the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Background of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Alternatives Considered

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Purposes and Reasons for the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Background of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Effects of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Conduct of Our Business After the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Effective Date

Item 8.	Fairness of the Transaction

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Background of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Purposes of and Reasons for the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Background of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Alternatives Considered

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split — Procedural Fairness

(d)	Unaffiliated Representatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split — Procedural Fairness

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split — Procedural Fairness

(f)	Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Background of the Reverse/Forward Stock Split

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Background of the Reverse/Forward Stock Split

●	SPECIAL FACTORS — Fairness of the Reverse/Forward Stock Split

(c)
Availability of Documents.  The following item is available for inspection and copying at the Company's principal executive offices located at 449 1200 Street, P. O. Box 1000, Humboldt, Kansas 66748 during the Company's regular business hours by any interested stockholder of the Company or representative who has been so designated in writing:

●	The "Staying Public or Going Private" discussion paper prepared by Kennedy and Coe, LLC and presented to the Company's Board of Directors at its April 9, 2014 meeting

Item 10.	Source and Amounts of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	SPECIAL FACTORS — Source of Funds and Expenses

(b)	Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	SPECIAL FACTORS — Source of Funds and Expenses

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	SPECIAL FACTORS — Source of Funds and Expenses

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	SPECIAL FACTORS — Source of Funds and Expenses

Item 11.	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	INFORMATION ABOUT THE COMPANY — Stock Purchases

Item 12.	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons

●	SPECIAL FACTORS — Stockholder Approval

(e)	Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	SPECIAL FACTORS — Stockholder Approval

Item 13.	Financial Statements

(a)
Financial Information.  The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement and are incorporated by reference in this Schedule 13E-3, in each case, from the Company's Annual Report on Form 10-K for the year ended December 31, 2013 and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

In addition, the information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	FINANCIAL INFORMATION — Summary Historical Financial Information

(b)	Pro forma Information. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	FINANCIAL INFORMATION — Pro Forma Consolidated Financial Information

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendation. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	QUESTIONS AND ANSWERS ABOUT THE REVERSE/FORWARD STOCK SPLIT AND THE SPECIAL MEETING — Who pays the cost of soliciting votes at the Special Meeting?

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	QUESTIONS AND ANSWERS ABOUT THE REVERSE/FORWARD STOCK SPLIT AND THE SPECIAL MEETING — Who pays the cost of soliciting votes at the Special Meeting?

Item 15.	Additional Information

(a)	None / Not applicable.

(b)	Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)
Notice of Special Meeting and Proxy Statement of the Company, including all appendices and the accompanying proxy card (incorporated herein by reference to the Company's Schedule 14A filed with the SEC on October 29, 2014).

(b)
Credit agreement dated December 31, 2012 between BOKF, NA dba Bank of Oklahoma and the Company (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the SEC on January 7, 2013).

(c)
"Staying Public or Going Private" discussion paper prepared by Kennedy and Coe, LLC and presented to the Board of Directors of the Company at its April 9, 2014 meeting (previously filed with the SEC as Exhibit (c) to the Company's Schedule 13E-3 on August 29, 2014).

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

*    *    *

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

THE MONARCH CEMENT COMPANY

Dated: October 29, 2014
By:  /s/ Walter H. Wulf, Jr.
Walter H. Wulf, Jr.
President and Chairman of the Board

EXHIBIT INDEX

Exhibit No.	Description

(a)
Notice of Special Meeting and Proxy Statement of the Company, including all appendices and the accompanying proxy card (incorporated herein by reference to the Company's Schedule 14A filed with the SEC on October 29, 2014).

(b)
Credit agreement dated December 31, 2012 between BOKF, NA dba Bank of Oklahoma and the Company (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the SEC on January 7, 2013).

(c)
"Staying Public or Going Private" discussion paper prepared by Kennedy and Coe, LLC and presented to the Board of Directors of the Company at its April 9, 2014 meeting (previously filed with the SEC as Exhibit (c) to the Company's Schedule 13E-3 on August 29, 2014).

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.